UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OFF 1934

For the Fiscal Year Ended December 31, 2002

CUMMINS INC.
(Name of issuer of the securities held pursuant to the plan)

Indiana (State or other Jurisdiction of Incorporation)	1-4949 (Commission File Number)	35-0257090 (I.R.S. Employer Identification No.)

500 Jackson Street
P. O. Box 3005
Columbus, IN  47202-3005

(Principal Executive Office)  (Zip Code)

(812) 377-5000
 (Registrant's telephone number, including area code)

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

 FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2002 AND 2001

 (Full title of the plan)

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

TABLE OF CONTENTS

DECEMBER 31, 2002 AND 2001

                                                                                                                                                             Page

Independent Auditor's Report                                                                                                                  1

Financial Statements:

    Statements of Net Assets Available for Benefits as of December 31, 2002
    and 2001                                                                                                                                              2

    Statement of Changes in Net Assets Available for Benefits for the Year Ended
    December 31, 2002                                                                                                                             3

    Notes to Financial Statements                                                                                                         4 - 8

Supplemental Schedules*

* As the Plan is a member of the Cummins Inc. and Affiliates Retirement and Savings Plans Master Trust ("Master Trust"), the schedules of assets (held at end of year), at December 31, 2002 and of reportable transactions for the year ended December 31, 2002 of the Master Trust have been certified by the Master Trustee and have been separately filed with the Department of Labor.  Other Supplemental Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

INDEPENDENT AUDITOR'S REPORT

To the Benefits Policy Committee and Participants of the Cummins Inc. and Affiliates
 Retirement and Savings Plan for Salaried and Non-Bargaining Hourly Employees
Columbus, Indiana

We have audited the accompanying statement of net assets available for benefits of the Cummins Inc. and Affiliates Retirement and Savings Plan for Salaried and Non-Bargaining Hourly Employees (the "Plan") as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements of Cummins Inc. and Affiliates Retirement and Savings Plan for Salaried and Non-Bargaining Hourly Employees as of December 31, 2001, were audited by other auditors whose report dated July 5, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our 2002 audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental allocation information in the 2002 statement of net assets available for benefits and the 2002 statement of changes in net assets available for benefits is presented for the purpose of additional analysis of the 2002 basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits as allocated, and is not a required part of the 2002 basic financial statements.  This supplemental allocation information is the responsibility of the Plan's management.  Such supplemental allocation information has been subjected to the auditing procedures applied in our 2002 audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the 2002 basic financial statements taken as a whole.  The 2001 supplemental allocation information in the statement of net assets available for benefits was subjected to the auditing procedures applied in the other auditor's audit of the 2001 basic financial statements and, in their opinion dated July 5, 2002, was fairly stated in all material respects when considered in relation to the 2001 basic financial statements taken as a whole.

                                                                                                BLUE & CO., LLC

June 16, 2003

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002			2001
	Supplemental Information			Supplemental Information
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Assets:
Investment in Cummins Inc. and Affiliates
Retirement and Savings Plans Master
Trust, at fair value:
Cummins Inc. common stock - ESOP fund	$ 28,642,951	$ 24,248,203	$ 52,891,154	$ 39,892,977	$ 37,093,082	$ 76,986,059
Other investments	373,677,121	-0-	373,677,121	427,212,932	-0-	427,212,932
Total investment	402,320,072	24,248,203	426,568,275	467,105,909	37,093,082	504,198,991

Receivables:
Employer contributions	2,478,118	-0-	2,478,118	2,699,745	-0-	2,699,745
Employee contributions	579,566	-0-	579,566	53,744	-0-	53,744
Total receivables	3,057,684	-0-	3,057,684	2,753,489	-0-	2,753,489

Total assets	405,377,756	24,248,203	429,625,959	469,859,398	37,093,082	506,952,480

Liabilities:
Note payable - ESOP (Note 4)	-0-	50,950,000	50,950,000	-0-	54,850,000	54,850,000
Interest payable	-0-	444,624	444,624	-0-	1,420,840	1,420,840
Excess contributions refundable	-0-	-0-	-0-	2,081,514	-0-	2,081,514

Net assets (deficit) available for benefits	$ 405,377,756	$(27,146,421)	$ 378,231,335	$467,777,884	$(19,177,758)	$ 448,600,126

See accompanying notes to financial statements.

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002

	Supplemental Information
	Allocated	Unallocated	Total
Additions:
Contributions:
Employer	$ 8,438,269	$ 6,115,865	$ 14,554,134
Employee	25,724,862	-0-	25,724,862
Allocation of 91,918 shares of Cummins Inc.
common stock, at market	3,542,537	-0-	3,542,537
Total additions	37,705,668	6,115,865	43,821,533

Deductions:
Plan interest in Cummins Inc. and Affiliates
Retirement and Savings Plans Master Trust
investment loss	64,057,646	7,677,148	71,734,794
Benefits paid to participants	29,901,786	-0-	29,901,786
Interest expense	-0-	2,864,843	2,864,843
Allocation of 91,918 shares of Cummins Inc.			-0-
common stock, at market	-0-	3,542,537	3,542,537
Total deductions	93,959,432	14,084,528	108,043,960

Fund transfer to Nelson Retirement and
Savings Plan	6,146,364	-0-	6,146,364

Net decrease in net assets (deficit)
available for benefits	(62,400,128)	(7,968,663)	(70,368,791)

Net assets (deficit) available for benefits:
Beginning of year	467,777,884	(19,177,758)	448,600,126

End of year	$ 405,377,756	$ (27,146,421)	$ 378,231,335

See accompanying notes to financial statements.

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

1.   DESCRIPTION OF THE PLAN

The following description of the Cummins Inc. and Affiliates Retirement and Savings Plan for Salaried and Non-Bargaining Hourly Employees (the "Plan") provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan designed to provide participants with a systematic method of savings and at the same time enable such participants to benefit from contributions made to the Plan by Cummins Inc. and Affiliates (collectively, the "Company").  Eligible employees are salaried and non-bargaining hourly employees of the Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").  During 2002, assets of participants that are employees of Nelson Industries, Inc. were spun out to a separate qualified plan (Note 5).

Master Trust

The Cummins Inc. and Affiliates Retirement and Savings Plans Master Trust ("Master Trust") holds the assets of the Plan and the following Company-sponsored plans:

         Cummins Inc. and Affiliates Retirement and Savings Plan for Bargaining Unit Employees;

         Cummins Inc. and Affiliates Retirement and Savings Plan for ONAN Corporation Employees;

         Cummins Inc. and Affiliates Retirement and Savings Plan for Lubricant Consultants, Inc. Employees;

         Cummins Inc. and Affiliates Retirement and Savings Plan for Consolidated Diesel Company, Inc. Employees; and

         Nelson Retirement and Savings Plan

The trustee for the Master Trust is The Vanguard Group.

Contributions

Participants may contribute up to 50% of their eligible pay through a combination of pre-tax and after-tax contributions.  Participants may direct their contributions in any of thirteen investment options, including Cummins Inc. common stock.

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

Matching Contribution

The Company matches participant contributions in amounts ranging from 50% of the first $900 of participant wages contributed to 50% of the first 6%, or 50% of the first 2% of participant wages contributed, based on the participant's employing company, as defined.  The matching contribution is made in the form of cash or company stock, based on the participant's employing company, as defined.  Prior to May 1, 2002, Company matching contributions in the form of Company stock could not be reinvested into other investment options until the participant is 55 years of age.  On May 1, 2002, the Company started removing restrictions on the reinvestment of stock received as a Company match.  At December 31, 2002, 80% of stock received as a Company match was available for diversification.  Subsequent to February 1, 2003, the entire amount of Company stock received as a match is available for diversification.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's contributions and an allocation of Plan earnings.  Allocations of Plan earnings are made daily and are based upon the participant's weighted average account balance for the day, as described in the Plan document.

Vesting

Participants are fully vested in all employee and employer contributions and earnings thereon at all times.

Benefit Payments

Upon termination of employment or retirement, account balances are paid either as a lump-sum distribution or annual installments not to exceed the lesser of 15 years or the life expectancy of the participant and or joint life expectancy of the participant and beneficiary, and commence no later than the participant reaching age 70-1/2.  The Plan also permits hardship withdrawals from participant pre-tax contributions and actual earnings thereon.  Participants may also withdraw their after-tax contributions.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the Company shares allocated to his or her account.  The Trustee shall vote all Company shares for which no voting instructions were received in the same manner and proportion as the shares for which voting instructions were received.

Participant Loans

A participant can obtain a loan up to a maximum of the lesser of $50,000 or 50% of the participant's account balance.  Loans are secured by the participant's account balance and bear interest at the prime rate plus one percent, and mature no later than 4½ years from the date of the loan.

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on an accrual basis of accounting.

Investments

The Plan's investment in the Master Trust is stated at fair value based on the fair value of the underlying investments of the Master Trust, determined primarily by quoted market prices, except for the fixed income fund.  The fixed income fund consists primarily of insurance contracts and bank investment contracts with various insurance companies and is stated at contract value as the investments are fully benefit-responsive.  The contract values represent contributions made under the contracts, plus earnings, less withdrawals and administrative expenses.  Withdrawals or transfers from the fund are valued at contract value.

Allocation of Master Trust Assets and Transactions

The investment income and expenses of the Master Trust are allocated to each plan based on the relationship of the Plan's investment balances to the total Master Trust investment balances.

Use of Estimates

The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties

The Master Trust invests in various securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Administrative Expenses

Substantially all costs of administering the Plan are paid by the Company.

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

3.   INVESTMENTS IN MASTER TRUST

The Plan's investments are held in the Master Trust.  The assets of the Master Trust are held by The Vanguard Group.  At December 31, 2002 and 2001, the Plan's interest in the net assets of the Master Trust was 53.4% and 54.1%, respectively.  The following investments are held by the Master Trust as of December 31:

	2002	2001
Cummins Inc. common stock fund	$ 74,572,906	$ 74,723,525
Cummins Inc. common stock - ESOP fund	52,891,154	76,986,059
Fixed income fund	284,260,001	275,387,498
Registered investment companies	374,857,991	490,368,677
Participant loans	12,602,563	13,791,544
Total	$ 799,184,615	$ 931,257,303

Investment income (loss) for the Master Trust for the year ended December 31, 2002 is as follows:

Net depreciation in fair value of investments:
Cummins Inc. common stock	$ (36,304,709)
Registered investment companies	(92,442,068)
Interest	16,430,601
Dividends	4,816,054

4.   ESOP FUND

The Master Trust established an Employee Stock Ownership Plan ("ESOP") Trust account in July 1989 to purchase 2,362,206 shares of the Company's common stock in exchange for a $75,000,000 note secured by the shares.  The note payable was repaid in November 2002 by the Company and the Company concurrently entered into a $50,950,000 note with the ESOP Trust.  This note is secured by the remaining unallocated shares in the ESOP Trust.  The interest rate on the note is 5.61% with a maturity date of January 2010.  Loan principal payments for the next five years and thereafter are as follows:

2003	$ 4,500,000
2004	5,200,000
2005	5,900,000
2006	6,700,000
2007	7,500,000
Thereafter	21,150,000
$ 50,950,000

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

The following is the Master Trust's investment in Cummins Inc. common stock - ESOP Fund (including cash) at December 31:

	2002		2001
	Allocated	Unallocated	Allocated	Unallocated
Number of shares	894,055	852,909	941,773	940,178
Cost	$ 43,604,029	$ 27,079,861	$ 50,732,864	$ 29,850,635
Market	$ 28,642,951	$ 24,248,203	$ 39,892,977	$ 37,093,082

5.   FUND TRANSFER

On January 1, 2002, $6,146,364 in assets of participants that are employees of Nelson Industries, Inc. was transferred out of the Plan to create the Nelson Retirement and Savings Plan.

6.   TAX STATUS

The Plan received a favorable determination letter dated July 19, 2002 in which the Internal Revenue Service ("IRS") stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code").  The Plan has been amended since receiving that determination letter.  The Company and its counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.  Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.   RELATED PARTY TRANSACTIONS

Certain Master Trust investments are shares of mutual funds managed by The Vanguard Group, and shares of Cummins Inc.  The Vanguard Group is the trustee of the Master Trust and Cummins Inc. is the Plan Sponsor; therefore, transactions with these parties qualify as party-in-interest transactions.

8.   CONTINGENCY

The Plan is currently undergoing an audit by the Internal Revenue Service for plan years 1999 through 2001.  As this audit is not yet complete, the financial statements do not reflect any potential liability related to this audit.  In addition, the Company is not aware of any potential plan disqualification issues that have arisen during this audit.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

 CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

(Name of Plan)

By     ____________________________
           David C. Wright
           Secretary - Benefits
           Policy Committee

Date:  June 30, 2003